Filed by Atlantic Union Bankshares Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: American National Bankshares Inc.

Commission File No.: 000-12820

Date: July 25, 2023

This filing relates to the proposed merger of American National Bankshares Inc. (“American National”) with and into Atlantic Union Bankshares Corporation (“Atlantic Union”).

On July 25, 2023, Atlantic Union held its 2023 second quarter earnings conference call, during which management reviewed Atlantic Union’s financial results for the second quarter of 2023, and discussed the proposed merger. The following is a transcribed excerpt of the portions of the conference call discussing the proposed merger. The transcript was prepared by a third party and has not been independently verified by Atlantic Union and may contain errors.

CORPORATE PARTICIPANTS

John C. Asbury, Atlantic Union, President, CEO and Director

Robert M. Gorman, Atlantic Union, Executive Vice President and CFO

David V. Ring, Atlantic Union, Executive Vice President and Wholesale Banking Group Executive

Bill P. Cimino, Atlantic Union, Senior Vice President and Director of Investor Relations

Jeffrey V. Haley, American National, President, CEO and Chairman

CONFERENCE CALL PARTICIPANTS

Catherine Mealor, Keefe, Bruyette, & Woods, Inc.

Casey Whitman, Piper Sandler & Co.

Stephen Moss, Raymond James & Associates, Inc.

David Bishop, Hovde Group, LLC

PRESENTATION

Operator

Good day, and thank you for standing by, and welcome to the Atlantic Union Bankshares Second Quarter 2023 Earnings Conference Call. (Operator Instructions) Please be advised that today’s conference is being recorded. I would now like to hand the conference over to your host -- for your host today’s call, Bill Cimino. Please go ahead.

Bill P. Cimino

Thank you, Justin, and good morning, everyone. I have Atlantic Union Bankshares’ President and CEO, John Asbury; and Executive Vice President and CFO, Rob Gorman, with me today. We also have American National Chairman, President and CEO, Jeff Haley, on the call. Other members of our executive management team will be here for the question-and-answer period.

Please note that today’s releases and the accompanying slide presentation are available to download on our investor website, investors.atlanticunionbank.com. During today’s call, we will comment on our financial performance using both GAAP metrics and non-GAAP financial measures. Important information about these non-GAAP financial measures, including reconciliations to comparable GAAP measures is included in the appendix to our slide presentation and in our earnings release for the second quarter of 2023.

We’ll make a number of forward-looking statements on today’s call, which are not statements of historical fact and are subject to risks and uncertainties. There can be no assurance that actual performance will not differ materially from any future expectations or results expressed or implied by these forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statement.

Please refer to our earnings release, the press release announcing the proposed merger and those 2 slide presentations issued today as well as our other SEC filings for further discussion of the company’s risk factors and other important information regarding our forward-looking statements. Including factors that could cause actual results to differ from those expressed or implied in any forward-looking statement. All comments made during today’s call are subject to that safe harbor statement. At the end of the call, we’ll take questions from the research analyst community. And now I’ll turn the call over to John.

John C. Asbury

Thank you, Bill, and good morning, everyone. Today, we’re excited to announce the planned merger of American National Bank headquartered in Danville, Virginia into Atlantic Union Bank. American National has $3.1 billion in assets and is a high-quality community bank with an exceptional 114-year history, a strong core deposit base and outstanding asset quality. This is a company and leadership team we have long admired and know well and the relationship between our 2 banks spans decades.

We’re eager to share our thoughts on this and we will do so after Rob and I provide abbreviated comments on the strong Q2 results for Atlantic Union. Following that, American National Bank Chairman, President and CEO, Jeff Haley, will join us for discussion of the merger.

….

Robert M. Gorman

…

We’re now excited to turn our attention to providing details of our merger announcement with American National Bank. For this discussion, John and I will be joined by American National’s Chairman and CEO, Jeff Haley.

John C. Asbury

Thank you, Rob, and we are excited. Now that we’ve hit the high points for the quarter. Let’s talk about the partnership with the venerable American National Bank. As noted on Slides 2 and 3 of the presentation for those watching, the merger will be addressed in a proxy statement of American National and a prospectus of Atlantic Union to be filed with the SEC, we urge you to read it when it becomes available because it will contain important information. Information regarding the persons who may under the rules of the SEC, be considered participants in the solicitation of American National shareholders in connection with the proposed merger and will be set forth in the proxy statement prospectus when it is filed with the SEC.

Now let me begin by saying how excited we are to join with American National Bank. We have long admired this team and company and it is one of Virginia’s premier community banks with a rich 114-year history and a deep commitment to its communities, we share a common legacy with our own 121-year-old history, and we have a highly compatible culture. We’ll ask Jeff Haley to speak about this and the strategic rationale from his perspective in just a moment.

This merger is between 2 institutions with a decades-long relationship and a deep friendship between our banks and our respected management teams that began years ago, long before my time. When it comes to strategy, I think of AUB as less opportunistic and more intentional. We’ll now make the case for why that is so with this combination. If you recall, our shareholder value proposition, you can see why we believe this transaction delivers on every one of our points.

We have worked hard in our company to build a leading regional presence in Virginia, and we believe this transaction will further that objective by increasing our scale, density and scarcity value in Virginia, while also creating something we have long sought, and that is a platform to grow in North Carolina. This is an investment and one that will enhance our financial strength through increased profitability, a larger core deposit base and improved liquidity. We will enhance our growth potential in Virginia and North Carolina. If this were a Virginia only franchise, that would be compelling enough, but the critical mass this achieves in North Carolina creates an opportunity we can build on there for years to come.

Together, we’ll bring new products and services to the legacy American National footprint, especially in commercial and industrial banking. The transaction will further differentiate our financial performance by adding scale, efficiency and talent. All of this is aided by American National being a traditional high-performing bank renowned for its customer experience, granular core deposit base and exemplary asset quality, we will be stronger together. Combined, we add to our already powerful franchise, a stronger still presence in Virginia, unrivaled by any other Virginia bank.

I would argue -- it will also make us the leading Virginia-based bank in the Western part of Virginia, providing more convenience, options and capabilities to our customers and those communities. This will also better position us to deliver top-tier financial performance for our shareholders. Rob will speak to this momentarily.

As mentioned, we will add to our scarcity value in Virginia and increase our future options as it provides a meaningful North Carolina presence in the Piedmont Triad region. By combining that with our 4 branches in Eastern North Carolina and our Charlotte production office, we will be well positioned to drive an expansion strategy in North Carolina over time.

Importantly, this combination delivers. It delivers on our stated goals for M&A even in the current rate environment. Our goals, which we have publicly stated for years are: one, a 3-year tangible book value earn back using the crossover method; two, immediately accretive to earnings per share, excluding one-time charges; and three, an 18% or better internal rate of return. We believe we are checking all of these boxes.

We also believe that execution risk will be mitigated by the unquestioned quality of American National’s franchise in our mutual familiarity and decades-long institutional relationship and personal relationships among the management teams. Said differently, we’ve known each other well for a very long time. For those of you who are unfamiliar with American National, I would like to introduce Chairman, President and CEO, Jeff Haley. Jeff, thank you so much for joining us for this call. May I ask that you speak please to who is American National? And why did you decide to partner with Atlantic Union?

Jeffrey V. Haley

So John, I’ve been called, American National has been called a lot of things. I’ve never been called venerable. I think that was a compliment...

John C. Asbury

It is a compliment.

Jeffrey V. Haley

So look, this is an exciting day, I think, for both companies. And those that don’t know me or the company, so we were founded in Danville, Virginia in 1909. 25 years ago, we were doing business in just Danville, Virginia. We were about a $200 million community bank. My colleague, my predecessor, Charlie Majors, and I have taken this company from a little Danville Bank to $3 billion, 2 states, 11 markets. And one of the things I’m most proud of is that over that period of time, we’ve gone through all types of economies. And there’s not a dent, there’s not scrape, there’s not a scratch on this company. I think we’ve done a phenomenal job.

As it relates to this transaction, I do need to highlight, we have an incredible Board of Directors that have been by our side for many years, and they’ve always been shareholder-focused. To supplement that I’ve got a great management team and then another group of teammates that help us run this company every day. The way I look at my job is I tell everybody, I manage a 3-legged stool, the shareholders, the customers and the employees. And I along with our Board, gotten to the point where even with our incredible performance, our incredible reputation, we felt as though we were losing relevance not to just our shareholder but our customers in the way this industry is changing rapidly.

My concern was that we needed to do something, and there were really no other better options than partnering with what I believe taking 2 of the best banks in Virginia over 200 years of experience, both high-performing companies, putting them together to solidify Virginia, but then to also set the springboard for continued expansion in North Carolina.

This is, in some ways, a sad day, but it’s because of 114 years of a company being based in Danville, Virginia. But that is more personal, from the 3-legged stool perspective, this is an incredible transaction. I am so excited to be doing it. These are not new people to us. These are dear, dear friends of ours that we’ve known, as John said, goes back 4 decades. But I mean, I know John, I know Maria, I know Rob, I know Shawn, I know Dave Ring, I mean these are friends of mine and I am a little bit today like a proud father, letting my child go to college. I’m a little sad, but I’m so excited about the opportunities for everyone involved in this transaction.

So John, I hope that helped and gave everybody a little bit of insight to where our head was.

John C. Asbury

Yes, it certainly did give insights that -- need I say any more about why we respect this company and this leadership team. That’s as clear as pictures could be painted. From our perspective, if you’re going to do a bank merger in this environment, this is exactly what you would want to do.

All right. I have a few more comments and Rob will get into the financial aspects of it, and then we’ll -- Jeff, Rob and I and others will be available for questions.

So as should be evident. We have a great respect and admiration for Jeff and his team and are deeply appreciative that American National’s Board of Directors chose to partner with us. Through the years, we’ve often conferred and learn much from each other and will now do so like never before. We’re grateful that post closing, Jeff has agreed to stay on with us for 2 years as a consultant on our regional community banking strategy in the American National legacy markets, which will be led by American National executives. His intimate knowledge and experience there will be invaluable.

Further, aside from his consulting role, we are pleased and grateful that he will serve as our representative to 2 Danville, Virginia Charitable Trust currently administered by American National that over the years, have provided significant contributions to not-for-profit organizations in that community. No one knows that community better than Jeff.

Stepping back and looking at the map on this slide, it should be evident why we are interested in adding this company to the Atlantic Union Bank family, it’s a hand in glove fit to our franchise that should be evident. Slide 8 shows combined depository market share, starting with Virginia. Data is on the left, this further solidifies our clear positioning as the #4 player in Virginia, eclipsed only by the 3 mega banks that on a combined basis account for 50% depository market share here per our calculations. Through the years, we have transformed Atlantic Union Bank to be the challenger to these companies while also remaining nimble enough to compete against the small banks too. Notice the difference between us and the next largest competitors.

We think this is as fine an example as you will see of what scarcity value looks like. It looks exactly like this. On the far right, you can see how fragmented North Carolina depository market share is below the top 4. While our presence there will be small on a combined basis, we will have a critical mass to build from, and we see room to run. Bottom line, American National is in good markets with meaningful upside for growth as we bring to bear new products, services and more balance sheet capacity.

On Slide 10, we detail the various markets, and we’ll let you review them on your own. But you should be able to see how we complement each other very well. To wrap up my remarks, this is going to be a great partnership. This is a rebirth. In such an uncertain environment, we believe there is no better partner for us than American National, a high-quality Virginia stalwart of a community bank that we know and trust.

On a personal note, I’m excited to see us build density in Southwest Virginia and enter the south side of the state. The 3 largest cities in Virginia, where we currently do not have a physical presence outside of Northern Virginia, are Lynchburg, Danville and Martinsville. American National will fill a missing piece of the Virginia jigsaw puzzle for us in terms of our franchise. Additionally, I know, respect and care about these markets because I am a native of Southwest Virginia, myself, this is the area of the state, I call home.

Earlier in my career, I led commercial banking for the same Virginia markets in which American National operates while based in Roanoke and I know their potential. Further Southside Virginia is arguably one of the best positioned markets in Virginia for industrial development given its land availability, skilled workforce, proximity to the Piedmont Triad and long history of manufacturing. We can make good use of our C&I capabilities, the American National franchise.

And last, for those who didn’t know this, I actually still consider myself a North Carolina banker. Having begun my career at Wachovia Bank & Trust in Winston-Salem, in 1987. I’ve learned this business in the Piedmont Triad, I know the potential of that region, and I am delighted to see us expand there.

I’ll now turn the call over to Rob for more details.

Robert M. Gorman

Yes. Thanks, John. Let me switch gears to outline the expected financial impact of the merger from the strategic aspects of the transaction, which, as John just noted, we believe, are very compelling. I’ll start by outlining the transaction structure and some of the key financial terms over the next few pages.

On Slide 11, we recap the transaction structure and key terms of the transaction. In terms of the transaction itself, it’s a 100% stock deal with a fixed exchange ratio of 1.35 common shares of AUB for each share of American National common stock. This works out to approximately 16% pro forma ownership of the combined company by American National’s shareholders. That translates into an aggregate transaction value of about $417 million to be paid or $39.23 per Americans National share based on a 10-day weighted average closing share price of Atlantic Union stock ending last night. This represents a per share market premium for American National shareholders of 24% over yesterday’s closing stock price.

The implied transaction metrics represents a price to tangible book value multiple of 174%, a price to 2024 forward consensus earnings plus cost saves multiple of 8.4x and a core deposit premium of 7.2%. We believe this is a fair price to pay to acquire such an outstanding banking franchise. Upon closing the transaction, 2 members of American National’s Board of Directors, Nancy Agee and Joel Shepherd will join Atlantic Union’s Board, and as John noted, Jeff Haley will serve as a consultant to our leadership team.

In addition, we will operate the former American National markets under a regional community banking model which will be led by 2 key American National Bank executives who know these markets very well. The transaction is expected to close in the first quarter of 2024, subject to customary closing conditions and the receipt of required regulatory approvals and American National shareholder approval. In addition, we are targeting the second quarter of 2024 to complete systems conversions.

On Page 12, we lay out the key transaction assumptions. Balance sheet marks include a gross loan credit mark of $25.4 million or 1.13% of loan balances and a day 2 CECL reserve adjustment on non-PCD loans of $19.7 million, the so-called double count. We’re also modeling a negative loan interest rate mark of approximately $120 million, an $8.4 million write-up of American National’s owned branch and office real estate based on broker opinions and market value and a total liability write-down of $13.7 million related to time deposits and TruPS based on the current level of interest rates.

Intangible purchase accounting adjustments included a core deposit intangible asset of $87.2 million, which is approximately 3.75% of non-time deposits. In addition, we reported a wealth intangible asset of $7.5 million. In addition, we are also assuming that the $68 million in unrealized investment portfolio losses embedded in American National’s accumulated other comprehensive income, or AOCI, as of June 30 is realized through income over a 6-year period.

Turning the page. As John mentioned earlier, we have been very public about our discipline around mergers and acquisitions in terms of the key financial targets that we expect when we enter into any merger transaction. I’ll summarize those here as a reminder. Immediate earnings accretion to EPS, an earn-back of tangible book value dilution, if any, of 3 years or less and an internal rate of return of at least 18%.

As you can see, we expect the transaction of American National to check each of these boxes with projected EPS accretion of approximately 19%, an earn-back of tangible book value dilution of 9.7% in less than 3 years and an internal rate of return of more than 18%.

When considering our prior transactions, we realized that the 9.7% tangible book value dilution is higher in comparison, but is primarily driven by the significant rise in interest rates over the last 15 months which under purchase accounting requires us to record a higher-than-usual interest rate mark on the loan and investment portfolio. The earn-back of that dilution, however, is still less than 3 years due to the outsized EPS accretion of 19%. This is a result of the higher interest rate marks flowing back through earnings as essentially risk-free net accretion income.

Excluding these interest rate marks, the tangible book value dilution would be less than 5%, EPS accretion would be approximately 5%, and the earn-back period would still be under 3 years. In addition to the right of the page, you can see that on a pro forma capital ratio basis, we will remain well capitalized from a regulatory capital ratio perspective at the close of the transaction.

As noted on Slide 14, we went through a very comprehensive due diligence process as we do in any merger transaction. The process, including the formation of a cross-functional due diligence team, have reviewed all aspects of American National businesses over a 4-week period.

In addition, we engaged third-party expertise to review credit, interest rate and real estate market valuations as well as tax and legal matters in connection with the transaction.

In terms of the credit due diligence of American National, you can see we were very comprehensive in terms of the magnitude of the review of its loan portfolios. American National has historically been a very clean bank from a credit perspective and results from our third parties review found that to be the case. Our due diligence team met with their American National counterparts in each of the areas you see listed here, and came away with a very strong understanding of the culture and business operations of American National, which will allow us to plan for a smooth integration of American National into the Atlantic Union franchise.

With that, that concludes my prepared remarks on the merger’s expected financial implications and I’ll now turn it back over to John for his closing comments.

John C. Asbury

Thank you, Rob. We’ve given you much to consider this morning. So I have no further comments. At this point, we are ready to take your questions.

Questions and Answers

Operator

(Operator instructions) Our first question comes from Catherine Mealor from KBW.

Catherine Mealor

Good morning and congrats on the deal. I wanted to start just with first AUB specific question. …

And then just as you think about -- actually, I guess my second question just on the deal. Is there any way to help us think about the timing of how the pace at which we’ll see the $120 million loan mark on American National flow through earnings?

Robert M. Gorman

Yes. So we are projecting that, that earnings will come in over 4 years on sum-of-the-years’ digit basis. The contractual, if you look at their loan portfolio, it’s about 5-year maturity on a contractual basis, but the duration of that portfolio is more like 3 years. So we are using 4 years for that assumption.

John C. Asbury

Catherine, one thing I’ll point out that may not be evident or perhaps is a surprise to those who don’t know American National. The duration of this loan portfolio is comparable to our own. Unlike what we often see in the market, American National does not do long-term fixed rate loans. Typically 5 years or less is what they do. And that’s part of why the math is working here and the rate marks are manageable. That, of course, plus the fact that they’re 15% of the asset size. So this will come back quickly in terms of the rate marks. If they were doing what we sometimes see 10-, 15-, 20-year fixed-rate commercial real estate plans this would be a very different conversation. This probably wouldn’t be a conversation that’s happening today, but that’s not done. One of the many things we admire about them.

Catherine Mealor

Yes. That’s helpful. And that’s why the earn-back is manageable at 3 years. So that’s great. And -- as you think about just big picture, the 2 companies together, how does this -- you don’t need to put specific targets, but how does this alter your kind of -- your outlook for ROA, ROE, efficiency, I’m assuming it’s going to be enhancing all those metrics, but how do you kind of think -- as the 2 companies come together -- where that may trend as we move through ‘24?

Robert M. Gorman

Yes. So as we look at that, Catherine, it’s a material improvement to what we’ve used consensus estimates for this -- for the discussion today. And you’ll see that, which we kind of outlay on Page 7 of the presentation, that ROA is -- should be going up from a consensus perspective for AUB about 20 basis points or call it about 1.25%. ROTCE is looking at about a 19.5% - 20% return on tangible common equity and we think the efficiency ratio will hover back towards the 50% mark once we get the full cost savings in. So, fairly material improvements in the returns and the financial metrics that we always are looking at to be in a top tier financial performer.

Catherine Mealor

And when do you have conversion slated? Is it too early for that?

Robert M. Gorman

Well, we’re looking at likely in second quarter. It really depends on if we can close the deal early in ‘24, which we’re expecting.

Operator

Our next caller is Casey Whitman from Piper Sandler.

Casey Whitman

…

Okay. And you might -- may have this, but do you have like an expected range you can give us for the pro forma margin? Just to sort of help us out with all the markets and what not -- I know there’s a lot of moving parts there, but just any sort of range you can give us to go off of will be helpful.

Robert M. Gorman

I mean in terms of the deal impact? Yes, we think -- sorry, go ahead.

Casey Whitman

In terms of where the margin -- the pro forma margin, the combined margin might be running just given what we know...

Robert M. Gorman

Yes. So including the accretion that we noted, if that comes back through interest income, we think we’re going to be around 3.60% to 3.65% reported margin once we close the deal.

Bill P. Cimino

Justin, we’re ready for our next caller, please.

Operator

Our next question comes from Stephen Moss from Raymond James.

Stephen Moss

Congratulations, Jeff and John on the transaction here. Judging by the presentation, it sounds like the deal was negotiated here. Just curious, when you put these balance sheets together, are you -- do you think you’ll be restructuring the securities portfolio?

Robert M. Gorman

Well, we’re going to take a look at that, Steve. We haven’t assumed anything there. As you know, upon closing, we have mark-to-market the securities portfolio. We are evaluating alternatives to restructure portfolio more in line with how AUB has managed over time. But a lot of that’s going to depend on where rates are at that point in time. But it’s certainly possible, and we’re evaluating options there.

…

Stephen Moss

Right. Okay. That’s helpful. And then in terms of just maybe going back to the deal here with the North Carolina franchise that you acquired for American National. Kind of curious if you could give us an outline for how you’re thinking about the North Carolina expansion in the future here a little further. Will it primarily be focused in the Greensboro or Raleigh area, obviously, you have an LPO down in Charlotte, just kind of...

John C. Asbury

Well, I think this was -- broadly speaking, I would say this is going to be a to-be determined and the leader of the North Carolina market for American National Bank, who will lead it for us. She and we will work together, David Ring, who leads what we refer to as wholesale banking, which will be all commercial banks will work out the plan exactly -- but here’s my perspective. My perspective is they have a good footing in the Piedmont Triad. And for those who don’t know it, that means Winston-Salem and Greensboro, and it’s a little broader Burlington, is an important market for them. So they’re sitting there on the I-40 corridor -- they do have a Raleigh office, which we are thrilled about.

We have a Charlotte LPO quite the same thing, that’s a commercial real estate play. We have 4 branches in Eastern North Carolina -- and so in general terms, we see this as an infill. And it would be great. I think it will also give us opportunity in Charlotte because when you have an LPO and no other meaningful presence and you don’t have bankers, with some of the bankers on the ground, you execute what we’ve done, and we’ve done it well in Charlotte, which is sort of a specialty play, and this is going to be a little broader. So think of this as an infill strategy over time. And I think this is going to create opportunity for us.

Bear in mind, for those who don’t know this area, Greensboro, North Carolina is closer to Danville, Virginia than is Roanoke. Greensboro is only an hour away. So if you’re in Martinsville, Danville, et cetera, kind of your closest metro area is, in fact, -- Piedmont Triad it’s contiguous. It’s right across the line. So Dave, anything they bring us here, anything you wish to say about North Carolina expansion plans?

David V. Ring

I think we’ll work together with the management team in North Carolina to develop the strategy. We’ll take our time, and we’ll plot it out so we can be successful.

John C. Asbury

It’s right. I think they’ve done a good job. We bring additional capabilities to the table. We looked very much like America National not that long ago. We’ve worked very, very hard over the last 6.5, 7 years to transform this company. We have very good commercial and industrial banking capabilities, treasury management services, capital market services, specialty lending capabilities such as asset-based lending, equipment finance, government contractor finance, things that you wouldn’t typically see a bank of our size doing that are actually plain vanilla in our minds.

So we bring all this to the table. This will be a big acceleration play, we believe. So we’re excited having spent time with the leadership of these markets they are the ones who will really drive this, they will be at the table and we will work with them. So that’s more to follow on this with passage of time. I don’t want to get the cart before the worst.

Bill P. Cimino

Thanks, Steve. And Justin, we’re running a little bit long. So we have time for one more caller, please.

Operator

Our next question comes from David Bishop from Hovde Group.

David Bishop

I’ll keep it quick. John, maybe on a long-term basis, do you think this accelerates or improves the long-term loan growth prospects for Atlantic Union as you expand into these markets and obviously, you have experience and consider yourself a North Carolina banker.

John C. Asbury

David, I’m so sorry, may I ask you to repeat that? We’re having difficulty hearing you.

David Bishop

I’m sorry. Yes. Just curious if you think this accelerates the prospects for long term loan growth at the combined company and especially...

John C. Asbury

Absolutely, it does. So what’s happening is that it absolutely accelerates prospects, not just for loan growth over time, but I just think growth for the company because now we’ll have a physical presence in some very attractive growth markets in North Carolina. As I called out -- if you look at the south side of Virginia, in particular, this is one of the better industrial markets of the state. We have clients there, even though we don’t have a physical presence.

So I think when we couple the historic presence and relationships and knowledge of these markets that the American National team has with additional capabilities and a bigger balance sheet to be clear. I think that -- and our treasury management services, this is going to be a formidable combination.

So in a summary, presence for us in these very attractive North Carolina markets, Piedmont Triad, in particular, the Raleigh office coupled with Charlotte, then the additional capabilities that we bring to the table that allows the American National Bank team to do new things that they’re not currently doing. This is going to be a really good combination.

And so we’re excited. We think this is great. And of course, the New River Valley is -- we are there. And I think that we’re a bit undersized that when you couple American National with us and you combine our strength in the New River Valley, just to the west, where we’re essentially tied for #1 the way I think about it, this is a formidable Western Virginia franchise, and we are excited about it.

David Bishop

Got it. And then, John, maybe -- I'm just curious, obviously, strong growth in pure C&I this quarter. Just curious any -- any color in terms of what drove the strong quarter just in sort of the pure C&I category this quarter?

John C. Asbury

Yes. In terms of where growth came from in terms of C&I during the quarter? Dave, do you have any perspective on that. So pretty good strength across the board.

David V. Ring

Every market grew, except for the Western Virginia market, which we're, I think, now adding firepower to...

John C. Asbury

Isn't that interesting?

David V. Ring

So all the specialty groups grew quarter-over-quarter, all the markets grew quarter-over-quarter, except for that one.

John C. Asbury

So pretty well distributed. And again, we just -- we need more resources in Southwest Virginia, and now we have them. This is a hand in glove fit. I can't emphasize that enough. This is -- if you were to go back and listen to our comments through the years, I've been describing this for years, it should be plainly evident if you understood what we were talking about, this is a good fit for us.

David Bishop

Got it. Then maybe just a housekeeping item for Rob, the 40% cost saves off American National, that -- should we assume a second quarter annualized or 2022? Just curious what’s the best base to use in terms of forecasting those expense saves.

Robert M. Gorman

Yes. We’re talking about $27 million of cost saves which we’re modeling 75% in ‘24, depending on the close date and then 100% thereafter.

Bill P. Cimino

Thanks, David, and thanks, Justin, and thanks, everyone, for joining us today. John, do you have anything...

John C. Asbury

Yes. I realize this has been a long call, but obviously, we had a lot to go over. I think that Jeff Haley’s commentary, where he described the strategic rationale for the combination from his perspective is a master class of how a publicly held bank CEO and Board should think about their responsibilities. We absolutely agree with them I hope the Virginia Bankers Association banker school will take this transcript and teach that as a case study. So Jeff, to you and to the team at American National Bank, we couldn’t be more excited. We look forward to consummating this and this is going to be great. So thank you all very much for your time today.

Bill P. Cimino

Thank you, and have a good day.

Operator

This concludes today’s conference call. Thank you for participating. You may now disconnect.

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Caution About Forward-Looking Statements

Certain statements in this communication constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Atlantic Union with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Atlantic Union or American National or their management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results, expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
•	the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and the approval by American National shareholders, on a timely basis or at all;
•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all;
•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the impact of purchase accounting with respect to the proposed transaction, or any change in the assumptions used regarding the assets acquired and liabilities assumed to determine their fair value and credit marks;
•	the outcome of any legal proceedings that may be instituted against Atlantic Union or American National;
•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;
•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;
•	changes in Atlantic Union’s or American National’s share price before closing;
•	risks relating to the potential dilutive effect of shares of Atlantic Union’s common stock to be issued in the proposed transaction;
•	other factors that may affect future results of Atlantic Union or American National including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates; deposit flows; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Although each of Atlantic Union and American National believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Atlantic Union or American National will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Atlantic Union’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q, and other documents subsequently filed by Atlantic Union with the Securities Exchange Commission (“SEC”), and in American National’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q, and other documents subsequently filed by American National with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Atlantic Union, American National or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Atlantic Union and American National undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Atlantic Union intends to file with the SEC a Registration Statement on Form S-4 (“Registration Statement”) that will include a Proxy Statement of American National and a Prospectus of Atlantic Union (“Proxy Statement/Prospectus”), and each of Atlantic Union and American National may file with the SEC other relevant documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be sent to the shareholders of American National to seek their approval of the proposed transaction. Before making any voting or investment decision, investors and shareholders of American National are urged to read the Registration Statement and Proxy Statement/Prospectus regarding the proposed transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Atlantic Union, American National and the proposed transaction and related matters.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed transaction between Atlantic Union and American National. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Atlantic Union and American National, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov) when they are filed.  You will also be able to obtain these documents, when they are filed, free of charge, from Atlantic Union by accessing Atlantic Union’s website at https://investors.atlanticunionbank.com or from American National by accessing American National’s website at https://amnb.com/investors. Copies of the Registration Statement, Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Atlantic Union Investor Relations, Atlantic Union Bankshares Corporation, 4300 Cox Road, Richmond, Virginia 23060, or by calling 804.448.0937, or to American National by directing a request to American National Investor Relations, American National Bankshares Inc., 628 Main Street, Danville, Virginia 24541 or by calling 434.792.5111. The information on Atlantic Union’s and American National’s websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Atlantic Union, American National and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Atlantic Union’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 21, 2023, and the other documents filed with the SEC. Information regarding American National’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 6, 2023, and he other documents filed with the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, Proxy Statement/Prospectus and other relevant materials to be filed with the SEC, when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.